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September 5, 2014

VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Ms. Kristina Aberg
Re:	Sprott Physical Gold Trust
Form 40-F for the fiscal year ended December 31, 2013
Filed March 31, 2014
File No. 001-34638

Sprott Physical Silver Trust
Form 40-F for the fiscal year ended December 31, 2013
Filed March 31, 2014
File No. 001-34928
Dear Ms. Aberg:
Seward & Kissel LLP represents Sprott Physical Gold Trust and Sprott Physical Silver Trust (each a "Trust", and together, the "Trusts"), in connection with each Trust's Form 40-F for the year ended December 31, 2013 (each a "2013 40-F", and together, the "2013 40-Fs"), filed with the Securities and Exchange Commission (the "Commission") on March 31, 2013.  By letter dated August 25, 2014 (the "Comment Letter"), the Staff of the Commission (the "Staff") provided the Trusts with its comments on the 2013 40-Fs.  Those comments, together with the Trusts' responses to them, are set forth below.
Exhibit 99.5

General

1.	We note your disclosure on page 70 with respect to the Trust being unable to predict whether the units will trade above, at or below NAV. In future Exchange Act reports, please revise your disclosure where applicable to discuss whether there have been any tracking errors in the reporting period.

Ms. Kristina Aberg
September 5, 2014

Each of the Trusts respectfully advises the Staff that its disclosure is intended to convey that it is impossible to predict whether its units will trade above, at or below NAV at any given time since the trading price is determined by market forces. The NAV for each of the Trusts is calculated and reported daily on the website of such Trust.  There have not been any tracking errors since inception of each of the Trusts.  Based on the foregoing, each of the Trusts respectfully believes that amending or supplementing its disclosure is not required.

Fees and Expenses, page 51

2.	In your future Exchange Act reports, please disclose the amount paid in management fees for the prior reporting period.

Each of the Trusts respectfully advises the Staff that it already discloses the amount paid in management fees for the prior reporting period under the heading "Management Fees" in its Management Report of Fund Performance. These reports are filed on a quarterly basis as well as annually. See, e.g., Exhibit 99.1 to each Trust's Report on Form 6-K filed with the Commission on May 15, 2014, and Exhibit 99.6 to each Trust's 2013 40-F.

Each of the Trusts acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter addresses the Staff's comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone me at 202-661-7150.
Sincerely,

SEWARD & KISSEL LLP

By	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine
Counsel

Cc:	Folake Ayoola Senior Counsel Division of Corporation Finance Kirstin H. McTaggart Chief Compliance Officer Sprott Asset Management LP, manager of the Trusts